EXHIBIT 99.1

Valneva to Host Investor Day in New York City

 Live event and webcast December 6, 2022 10 AM – 12 PM ET

Saint-Herblain (France), November 29, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced it will host an in-person investor day in New York City to discuss the Company’s current vaccine pipeline, commercial products, and future directions from 10:00 AM to 12:00 PM ET on Tuesday, December 6, 2022. The event will also be webcast live and archived on the Company’s website.

Valneva’s Chief Executive Officer Thomas Lingelbach, Chief Financial Officer Peter Bühler, and other members of the Company’s senior leadership team will highlight Valneva’s core near- and mid-term value drivers: its Lyme disease vaccine candidate VLA15 (Phase 3, partnered with Pfizer), which is the only Lyme vaccine program in advanced clinical development worldwide, and its single shot chikungunya virus vaccine candidate VLA1553, for which pre-commercial and market access preparations are ongoing as rolling submission of a biologics license application (BLA) is currently underway. Valneva will also provide an update on its existing commercial business and select pre-clinical development programs, followed by a financial overview.

A live Q&A session will follow the formal presentations with opportunity for virtual attendees to participate in the Q&A.

To register for the event, please click here.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease and the chikungunya virus.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Valneva Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to its product candidates and estimates for future performance. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.